Exhibit 99.1

Scorpio Tankers Inc. Announces Fourth Quarter Earnings Release Date and Newbuilding Vessel Deliveries

MONACO--(Marketwired – February 10, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it plans to issue its fourth quarter 2014 earnings press release before the market open on Monday, March 2, 2015 and host a conference call on the same day.  Additionally, the Company took delivery of an MR product tanker, STI Bronx, and a time chartered-in LR2 product tanker.

Vessel Deliveries

The Company recently took delivery of an MR product tanker, STI Bronx, from SPP Shipbuilding Co., Ltd. of South Korea and also took delivery of a previously announced time chartered-in LR2 product tanker, Densa Crocodile.

Upon delivery, STI Bronx began a time charter for up to 120 days at approximately $18,000 per day, and Densa Crocodile began a voyage for 54 days at approximately $31,000 per day.

Fourth Quarter Earnings Release Date

The Company plans to issue its fourth quarter 2014 earnings press release before the market open on Monday, March 2, 2015 and hold a conference call on the same day. The time and details of the conference call will be announced at a later date.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 65 tankers (ten LR2 tankers, two LR1 tankers, 15 Handymax tankers, 37 MR tankers, and one post-Panamax tanker) with an average age of 1.3 years, time charters-in 21 product tankers (six LR2, five LR1, three MR and seven Handymax tankers), and has contracted for 16 newbuilding product tankers (eight MR and eight LR2), two of which are expected to be delivered in the first quarter of 2015, ten of which are expected to be delivered in the second quarter of 2015 and the remaining four vessels throughout 2016. The Company has also reached agreements to sell three of its older vessels (two LR1 tankers and one post-Panamax tanker). The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616